                                KINROSS
                                  Gold Corporation
                                ------------------




--------------------------------------------------------------------------------
                                    [PICTURE]





                                                 GOLD EQUIVALENT PRODUCTION
                                                              INCREASES AND
                                                   TOTAL CASH COSTS DECLINE
                                             COMPARED TO FIRST QUARTER 2003
                                                       ON IMPROVEMENTS FROM
                                                             KEY OPERATIONS





--------------------------------------------------------------------------------
                                            2003
                           SECOND QUARTER REPORT

2003 SECOND QUARTER HIGHLIGHTS
(ALL DOLLAR AMOUNTS, EXCEPT PER SHARE AND PER OUNCE AMOUNTS
EXPRESSED IN US$ MILLIONS)

                                         THREE MONTHS           SIX MONTHS
                                             ENDED                  ENDED
                                            JUNE 30                JUNE 30
                                       2003         2002      2003        2002
--------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD             $   (5.2)   $   (4.3)  $  (16.4)   $  (12.2)
NET LOSS PER SHARE1                 $  (0.02)   $  (0.05)  $  (0.07)   $  (0.14)
REVENUE                             $  158.7    $   65.1   $  278.8    $  134.1
CASH FLOW PROVIDED FROM
 OPERATING ACTIVITIES               $   20.7    $   11.1   $   39.7    $   31.0
CAPITAL EXPENDITURES                $   12.1    $    6.1   $   24.9    $    9.2
--------------------------------------------------------------------------------
GOLD EQUIVALENT PRODUCTION (OUNCES)  470,177     204,148    806,068     429,450
AVERAGE REALIZED PRICE PER OUNCE
 OF GOLD SOLD                       $    345    $    303   $    344    $    299
AVERAGE SPOT GOLD PRICE PER OUNCE   $    347    $    313   $    350    $    302
TOTAL CASH COSTS PER OUNCE          $    216    $    209   $    225    $    202
TOTAL PRODUCTION COSTS PER OUNCE    $    312    $    314   $    318    $    303


1 adjusted to give retroactive effect for the three for one share consolidation which was completed on January 31, 2003

     Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

CAUTIONARY STATEMENT:



--------------------------------------------------------------------------------
      THIS DOCUMENT INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION ("KINROSS"), ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES.THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE, AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.


                                                        KINROSS Gold Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL AND OPERATING RESULTS


SECOND QUARTER CONSOLIDATED RESULTS

     Kinross' attributable gold equivalent production was 470,177 ounces in the second quarter of 2003, an increase of 130% over the 20 4,148 ounces produced in the same period for 2002. Average total cash cost per attributable gold equivalent ounce was $216 in the second quarter of 2003, compared to $209 in 2002. Cash flow provided from operating activities in the second quarter of 2003 was $20.7 million, compared to $11.1 million in 2002. Cash flow provided from operating activities was positively affected by higher gold equivalent production as a result of the business combination with TVX and Echo Bay, and by higher realized prices on gold sales.This was offset by slightly higher total cash costs per equivalent ounce of gold produced and by the payment of $9.4 million to Newmont, the final payment in conjunction with the business combination completed in January.

     The net loss for the second quarter of 2003 was $5.2 million, or $0.02 per share.That compares to a net loss of $4.3 million or $0.05 per share in the same period last year. The quarterly results were positively affected by a 9% decline in average total cash costs per equivalent ounce of gold produced. Unfortunately, high production costs at the Lupin and New Britannia mines, primarily due to a strengthening Canadian dollar, negatively impacted second quarter 2003 earnings as did expenditures related to our Greek asset, which is in the process of being resolved.

FIRST HALF CONSOLIDATED RESULTS

     Gold equivalent production of 806,068 ounces at a total cash cost of $225 per ounce, combined with changes in working capital, resulted in cash flow provided from operating activities of $39.7 million during the first half of 2003.This compares to gold equivalent production of 429,450 ounces at a total cash cost of $202 per ounce that resulted in cash flow provided from operating activities of $31.0 million during the first half of 2002. The Company recorded a net loss of $16.4 million or $0.07 per share for the first half of 2003, compared to a net loss of $12.2 million or $0.14 per share in 2002.



--------------------------------------------------------------------------------
     ALL RESULTS ARE EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED.ALL PER SHARE INFORMATION HAS BEEN ADJUSTED TO GIVE RETROACTIVE EFFECT FOR THE THREE FOR ONE CONSOLIDATION OF THE COMMON SHARES,WHICH WAS COMPLETED ON JANUARY 31,2003. ACCORDINGLY, LOSS PER SHARE FOR THE SIX MONTHS ENDED JUNE 30, 2002 HAS BEEN ADJUSTED TO GIVE RETROACTIVE IMPACT OF THE SHARE CONSOLIDATION.THE COMBINATION WITH TVX GOLD INC. ("TVX") AND ECHO BAY MINES LTD. ("ECHO BAY") WAS ACCOUNTED FOR AS A PURCHASE WITH AN EFFECTIVE DATE OF JANUARY 31, 2003. ACCORDINGLY, THE FIRST HALF FINANCIAL STATEMENTS AND GOLD EQUIVALENT PRODUCTION STATISTICS REFLECT OPERATING RESULTS FOR THE ACQUIRED PROPERTIES FOR THE MONTHS OF FEBRUARY,MARCH,APRIL,MAY,AND JUNE ONLY.


2003 Second Quarter Report                                                     1


GOLD EQUIVALENT PRODUCTION
AND COST SUMMARY
                                                                THREE MONTHS                   SIX MONTHS
                                                                ENDED JUNE 30                 ENDED JUNE 30
                                                             2003           2002           2003           2002
--------------------------------------------------------------------------------------------------------------
FORT KNOX
Tonnes milled/crushed (000'S) (1)                         3,457.4        3,237.3        6,526.8        6,782.7
Grade (GRAMS PER TONNE)                                      1.00           1.01           1.11           0.99
Recovery                                                      83%            85%            83%            84%
Gold equivalent production to dore (2)                    101,425         89,553        192,639        182,713
Per ounce: Total cash costs                              $    241       $    253       $    250       $    255
           Depreciation, depletion and amortization            99            115            104            112
           Site restoration cost accruals                       -              2              1              3
--------------------------------------------------------------------------------------------------------------
           Total production costs                        $    340       $    370       $    355       $    370
==============================================================================================================

ROUND MOUNTAIN (5) (8)
Tonnes milled/crushed (000'S) (1)                         6,081.1              -       10,751.1              -
Grade (GRAMS PER TONNE)                                      0.66              -           0.66              -
Recovery                                                      66%              -            66%              -
Gold equivalent production to dore (2)                    116,336              -        180,370              -
Per ounce: Total cash costs                              $    167       $      -       $    176       $      -
           Depreciation, depletion and amortization            82              -             86              -
           Site restoration cost accruals                       6              -              6              -
--------------------------------------------------------------------------------------------------------------
           Total production costs                        $    255       $      -       $    268       $      -
==============================================================================================================

PORCUPINE (3)
Tonnes milled/crushed (000'S) (1)                         1,061.5          120.8        2,048.2          243.5
Grade (GRAMS PER TONNE)                                      3.88          11.15           3.62          13.00
Recovery                                                      92%            88%            92%            90%
Gold equivalent production to dore (2)                     59,964         38,067        107,544         91,543
Per ounce: Total cash costs                              $    196       $    191       $    223       $    163
           Depreciation, depletion and amortization            95             63             93             78
           Site restoration cost accruals                       7              8              7              7
--------------------------------------------------------------------------------------------------------------
           Total production costs                        $    298       $    262       $    323       $    248
==============================================================================================================

KUBAKA (4)
Tonnes milled/crushed (000'S) (1)                           214.0          221.3          434.0          430.3
Grade (GRAMS PER TONNE)                                      7.11          15.67           6.65          15.61
Recovery                                                      97%            98%            97%            98%
Gold equivalent production to dore (2)                     47,576         60,396         77,626        117,041
Per ounce: Total cash costs                              $    188       $    139       $    187       $    140
           Depreciation, depletion and amortization           112             84            106             84
           Site restoration cost accruals                       2              3              3              3
--------------------------------------------------------------------------------------------------------------
           Total production costs                        $    302       $    226       $    296       $    227
==============================================================================================================

BRASILIA (6) (8)
Tonnes milled/crushed (000'S) (1)                         4,495.4              -        7,596.9              -
Grade (GRAMS PER TONNE)                                      0.46              -           0.46              -
Recovery                                                      77%              -            77%              -
Gold equivalent production to dore (2)                     25,707              -         42,665              -
Per ounce: Total cash costs                              $    181       $      -       $    175       $      -
           Depreciation, depletion and amortization            58              -             59              -
           Site restoration cost accruals                       4              -              5              -
--------------------------------------------------------------------------------------------------------------
           Total production costs                        $    243       $      -       $    239       $      -
==============================================================================================================

2                                                                                     KINROSS Gold Corporation


                                                             THREE MONTHS             SIX MONTHS
                                                             ENDED JUNE 30           ENDED JUNE 30
                                                            2003       2002         2003       2002
---------------------------------------------------------------------------------------------------
LA COIPA (5) (8)
Tonnes milled/crushed (000'S) (1)                        1,547.0          -      2,586.0          -
Grade (GRAMS PER TONNE)                                     0.86          -         0.94          -
Recovery                                                     85%          -          86%          -
Gold equivalent production to dore (2)                    32,854          -       56,777          -
Per ounce: Total cash costs                              $   291       $  -      $   271       $  -
           Depreciation, depletion and amortization           64          -           56          -
           Site restoration cost accruals                      -          -            2          -
---------------------------------------------------------------------------------------------------
           Total production costs                        $   355       $  -      $   329       $  -
===================================================================================================

CRIXAS (5) (8)
Tonnes milled/crushed (000'S) (1)                          188.7          -        311.7          -
Grade (GRAMS PER TONNE)                                     8.27          -         8.26          -
Recovery                                                     96%          -          96%          -
Gold equivalent production to dore (2)                    24,103          -       39,707          -
Per ounce: Total cash costs                              $   105       $  -      $   104       $  -
           Depreciation, depletion and amortization          116          -          116          -
           Site restoration cost accruals                      -          -            -          -
---------------------------------------------------------------------------------------------------
           Total production costs                        $   221       $  -      $   220       $  -
===================================================================================================

MUSSELWHITE (7) (8)
Tonnes milled/crushed (000'S) (1)                          342.1          -        533.8          -
Grade (GRAMS PER TONNE)                                     5.40          -         5.27          -
Recovery                                                     95%          -          95%          -
Gold equivalent production to dore (2)                    18,089          -       27,564          -
Per ounce: Total cash costs                              $   225       $  -      $   257       $  -
           Depreciation, depletion and amortization          116          -          123          -
           Site restoration cost accruals                      -          -            -          -
---------------------------------------------------------------------------------------------------
           Total production costs                        $   341       $  -      $   380       $  -
===================================================================================================

NEW BRITANNIA (5) (8)
Tonnes milled/crushed (000'S) (1)                          169.9          -        272.7          -
Grade (GRAMS PER TONNE)                                     3.62          -         4.05          -
Recovery                                                      95%         -          95%          -
Gold equivalent production to dore (2)                     9,365          -       16,825          -
Per ounce: Total cash costs                              $   317       $  -      $   297       $  -
           Depreciation, depletion and amortization          149          -          137          -
           Site restoration cost accruals                      -          -            -          -
---------------------------------------------------------------------------------------------------
           Total production costs                        $   466       $  -      $   434       $  -
===================================================================================================

LUPIN (8)
Tonnes milled/crushed (000'S) (1)                          133.0          -        227.5          -
Grade (GRAMS PER TONNE)                                     5.86          -         5.99          -
Recovery                                                     92%          -          92%          -
Gold equivalent production to dore (2)                    25,534          -       44,318          -
Per ounce: Total cash costs                              $   409       $  -      $   410       $  -
           Depreciation, depletion and amortization           47          -           47          -
           Site restoration cost accruals                     16          -           16          -
---------------------------------------------------------------------------------------------------
           Total production costs                        $   472       $  -      $   473       $  -
===================================================================================================

(1) Tonnes milled/crushed represents 100% of mine production
(2) Gold  equivalent to dore  represents  the Company's share
(3) 100% of Hoyle Pond mine in 2002, 49% of Porcupine Joint Venture in 2003
(4) 54.7% ownership interest to February 28, 2003, 98.1% thereafter
(5) 50% ownership  interest
(6) 49% ownership interest
(7) 32% ownership interest
(8) Production and cost data is for five months from February to June, 2003

2003 Second Quarter Report                                                                        3

GOLD EQUIVALENT PRODUCTION
OUNCES


                                       THREE MONTHS               SIX MONTHS
                                       ENDED JUNE 30             ENDED JUNE 30
                                     2003         2002         2003         2002
--------------------------------------------------------------------------------
PRIMARY OPERATIONS:
Fort Knox                         101,425       89,553      192,639      182,713
Round Mountain (1) (4)            116,336            -      180,370            -
Porcupine (2)                      59,964       38,067      107,544       91,543
Kubaka (3)                         47,576       60,396       77,626      117,041
Brasilia (1) (5)                   25,707            -       42,665            -
La Coipa (1) (4)                   32,854            -       56,777            -
Crixas (1) (4)                     24,103            -       39,707            -
Musselwhite (1) (6)                18,089            -       27,564            -
New Britannia (1) (4)               9,365            -       16,825            -
Lupin (1)                          25,534            -       44,318            -
--------------------------------------------------------------------------------
                                  460,953      188,016      786,035      391,297
--------------------------------------------------------------------------------

OTHER OPERATIONS:
Blanket                             9,224       10,956       18,303       20,653
Refugio (4)                             -        2,312            -        8,902
Denton-Rawhide (7)                      -        2,864        1,730        6,740
Andacollo (7)                           -            -            -        1,858
--------------------------------------------------------------------------------
                                    9,224       16,132       20,033       38,153
--------------------------------------------------------------------------------
Total gold equivalent ounces      470,177      204,148      806,068      429,450
================================================================================

(1)  Production data is for five months from February to June, 2003.
(2) 2003 production reflects the Company's 49% ownership interest in the Porcupine Joint Venture. 2002 production reflects the Company's 100% ownership interest in the Hoyle Pond mine.
(3) Represents the Company's 54.7% ownership 2003, 98.1% interest to February 28, thereafter.
(4)  Represents the Company's 50% ownership interest.
(5)  Represents the Company's 49% ownership interest.
(6)  Represents the Company's 32% ownership interest.
(7) Includes proportionate share of Denton-Rawhide and Andacollo production attributable to the Pacific Rim (formerly Dayton) ownership interest.

4                                                       KINROSS Gold Corporation

CASH OPERATING COSTS
($ PER OUNCE OF GOLD EQUIVALENT)


                                               THREE MONTHS        SIX MONTHS
                                               ENDED JUNE 30      ENDED JUNE 30
                                              2003      2002      2003      2002
--------------------------------------------------------------------------------
PRIMARY OPERATIONS:
Fort Knox                                     $239      $253      $248      $255
Round Mountain (1)                             143         -       151         -
Porcupine                                      196       190       223       162
Kubaka                                         167       117       166       119
Brasilia (1)                                   177         -       171         -
La Coipa (1)                                   291         -       271         -
Crixas (1)                                      96         -        97         -
Musselwhite (1)                                225         -       257         -
New Britannia (1)                              317         -       297         -
Lupin (1)                                      409         -       410         -
--------------------------------------------------------------------------------
                                               205       197       215       192
--------------------------------------------------------------------------------

OTHER OPERATIONS:
Blanket                                        260       267       265       253
Refugio                                          -       302         -       165
Denton-Rawhide                                   -       244       218       238
Andacollo                                        -         -         -       287
--------------------------------------------------------------------------------
                                               260       268       261       232
--------------------------------------------------------------------------------
                                              $206      $202      $216      $196
================================================================================

TOTAL CASH COSTS
($ PER OUNCE OF GOLD EQUIVALENT)

PRIMARY OPERATIONS:
Fort Knox                                     $ 241 $    253      $250      $255
Round Mountain (1)                             167         -       176         -
Porcupine                                      196       191       223       163
Kubaka                                         188       139       187       140
Brasilia (1)                                   181         -       175         -
La Coipa (1)                                   291         -       271         -
Crixas (1)                                     105         -       104         -
Musselwhite (1)                                225         -       257         -
New Britannia (1)                              317         -       297         -
Lupin (1)                                      409         -       410         -
--------------------------------------------------------------------------------
                                               214       204       224       199
--------------------------------------------------------------------------------

OTHER OPERATIONS:
Blanket                                        273       271       274       258
Refugio                                          -       320         -       182
Denton-Rawhide                                   -       251       221       243
Andacollo                                        -         -         -       295
--------------------------------------------------------------------------------
                                               273       274       270       239
--------------------------------------------------------------------------------
                                              $216      $209      $225      $202
================================================================================

(1)  Cost data is for five months from February to June, 2003.


2003 Second Quarter Report                                                     5

REVENUES

     GOLD AND SILVER SALES

     Kinross' primary source of revenue is from the sale of its gold production. Kinross sold 440,990 ounces of gold in the second quarter of 2003, compared to 194,447 ounces in the second quarter of 2002. Revenue from gold and silver sales was $157.8 million in the second quarter of 2003 compared to $59.2 million in 2002. Revenue from gold and silver sales in 2003 increased as a result of higher gold sales due to the completion of the combination with TVX and Echo Bay on January 31, 2003 and from higher realized gold prices. In the second quarter of 2003, Kinross realized $345 per ounce of gold, compared to $303 in 2002. The average London market spot price for gold in the second quarter of 2003 was $347 per ounce compared to $313 in 2002.

     The Company sold 771,012 ounces of gold during the first half of 2003, compared with 426,120 in 2002. Revenue from gold and silver sales was $274.8 million in the first half of 2003, compared with $128.0 million in 2002. Revenue from gold and silver sales in the first half of 2003 was 115% higher than the revenue in 2002 due to the increased production levels and higher realized prices. In the first half of 2003, the Company realized $344 per ounce of gold, compared with $299 in 2002. The average spot price for gold was $350 per ounce in the first half of 2003 compared with $302 in 2002.

                                                         THREE MONTHS         SIX MONTHS
                                                             ENDED               ENDED
                                                            JUNE 30             JUNE 30
                                                        2003      2002       2003      2002
-------------------------------------------------------------------------------------------
Attributable gold equivalent production - ounces     470,177   204,148    806,068   429,450

Gold sales - ounces (excluding equity                440,990   194,447    771,012   426,120
accounted ounces)

Gold sales revenue (millions)                        $ 151.6   $  57.4    $ 264.0   $ 124.7
Gold deferred revenue realized (millions)                0.5       1.4        1.1       2.5
-------------------------------------------------------------------------------------------
Total gold revenue realized (millions)               $ 152.1   $  58.8    $ 265.1   $ 127.2
===========================================================================================

Average sales price per ounce of gold                $   344   $   296    $   343   $   293
Deferred revenue realized per ounce of gold                1         7          1         6
-------------------------------------------------------------------------------------------
Average realized price per ounce of gold sold        $   345   $   303    $   344   $   299
===========================================================================================

Average spot gold price per ounce                    $   347   $   313    $   350   $   302

Silver sales revenue (millions)                      $   5.7   $   0.4    $   9.7   $   0.8

     Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the two comparative quarters.The resulting ratios are 76.6:1 in the second quarter of 2003 and 66.2:1 in 2002.

     The above non-GAAP measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period.The calculation of average realized price per ounce of gold sold might not be comparable to similarly titled measures of other companies. Average realized price per ounce of gold sold is used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

6                                                       KINROSS Gold Corporation

     INTEREST AND OTHER INCOME

     Kinross invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income totaled $1.8 million in the second quarter and $2.8 in the first half of 2003 compared to $6.5 million in the second quarter and $7.7 in the first half of 2002.

     Interest and other income in 2003 was comprised of interest of $1.9 million, $0.2 million of joint venture management fees and $0.7 million of other items.The 2002 second quarter results included a $5.5 million accrual of the Refugio arbitration award.

     MARK-TO-MARKET (LOSS) GAIN ON WRITTEN CALL OPTIONS

     Premiums received at the inception of written call options are recorded as a liability. Changes in the fair market value of the liability are recognized in earnings each quarter.The change in fair market value of the written call options resulted in a mark-to-market loss of $0.9 million in the second quarter and gain of $1.2 million in the first half of 2003 compared to a loss of $0.6 million in the second quarter and a loss of $1.6 in the first half of 2002.The Company plans to reduce its written call position in 2003 by delivering gold production into any contracts that are exercised in 2003. Details on the outstanding written call options at June 30, 2003 are discussed in the section entitled "Commodity Price Risks".

COSTS AND EXPENSES

     OPERATIONS - SUMMARY

     Gold equivalent production in the second quarter of 2003 (excluding equity accounted ounces) increased by 145% compared to second quarter 2002 production, while operating costs increased by 162%. Consolidated operating costs were $107.6 million in the second quarter and $194.3 million in the first half of 2003 compared to $41.1 million in the second quarter and $87.9 in the first half of 2002.

CONSOLIDATED PRODUCTION COSTS PER              THREE MONTHS        SIX MONTHS
EQUIVALENT OUNCE OF                               ENDED               ENDED
ATTRIBUTABLE GOLD PRODUCTION                     JUNE 30             JUNE 30
                                             2003       2002      2003      2002
--------------------------------------------------------------------------------
Cash operating costs                      $   206   $    202   $   216   $   196
Royalties                                      10          7         9         6
--------------------------------------------------------------------------------
Total cash costs                              216        209       225       202
Reclamation                                     5          4         5         4
Depreciation, depletion and amortization       91        101        89        97
================================================================================
Total production costs                    $   312   $    314   $   318   $   303
================================================================================

     Kinross' accounting policy is to expense stripping costs as incurred, one of the most conservative policies in the industry. Had Kinross deferred stripping costs in excess of mine averages, as a number of the North America senior gold producers do, total cash costs per equivalent ounce would have been $213 and $223 for the three and six months ended June 30, 2003, respectively.

2003 Second Quarter Report                                                     7

     Similarly, unlike some senior North American producers, Kinross' policy is to include gains (losses) on foreign exchange forward sales contracts as part of foreign exchange gains (losses) on the statement of operations and not treat the gains as by-product credits. Had Kinross treated the gains as a by-product credit, total cash costs per equivalent ounce would have been $4 and $3 less for the three and six months ended June 30, 2003, respectively.

     The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to gold industry guidelines.


RECONCILIATION OF TOTAL CASH COSTS PER                         THREE MONTHS            SIX MONTHS
EQUIVALENT OUNCE OF GOLD                                           ENDED                  ENDED
TO CONSOLIDATED FINANCIAL STATEMENTS                              JUNE 30                JUNE 30
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)  2003       2002       2003        2002
----------------------------------------------------------------------------------------------------
Operating costs per financial statements                 $   107.6  $    41.1  $   194.3   $    87.9
Operating costs for attributable production                    2.5        3.5        5.5         7.5
Site restoration cost accruals                                (2.3)      (0.8)      (3.7)       (1.6)
Change in bullion inventory                                   (1.0)      (0.8)      (9.1)       (4.8)
Operating costs not related to gold production                (5.1)      (0.4)      (5.5)       (2.2)
----------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes       $   101.7  $    42.6  $   181.5   $    86.8
====================================================================================================
Gold equivalent production - ounces                        470,177    204,148    806,068     429,450
Total cash costs per equivalent ounce of gold                  216        209        225         202

     The above non-GAAP measure of total cash costs per ounce has been calculated on a consistent basis in each period. For reasons of comparability, total cash costs do not include certain items such as property write-downs, which do not occur in all periods but are included under GAAP in the determination of net earnings or loss.Total cash costs per ounce are calculated in accordance with gold industry guidelines.Total cash costs per ounce may not be comparable to similarly titled measures of other companies.Total cash costs per ounce information is used by management to assess profitability and cash flow of individual operations, as well as to compare with other precious metal producers.Total cash costs per ounce of gold equivalent decreased by 9% during the second quarter of 2003 compared to the first quarter of 2003. Details of the individual mine performance are discussed in the following sections.

     The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure.This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles.There are no differences in computing operating costs under U.S. GAAP.Therefore, total cash costs per ounce computed from operating costs in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

8                                                       KINROSS Gold Corporation

OPERATIONS - INDIVIDUAL MINE DISCLOSURE

     FORT KNOX (100% Ownership Interest) - USA

     Gold production at the Fort Knox operation during the second quarter 2003 was 101,425 gold equivalent ounces, a 13.3% improvement over the 89,553 ounces produced during the same period last year and 11.2% improvement over first quarter 2003. Despite lower than plan gold recoveries, production during the period was 6.4% better than budget as a result of initiatives taken during the first quarter to increase mill throughput combined with higher than plan gold grades. Second quarter total cash costs of $241 per ounce, although 4.7% lower than similar period last year, were slightly above budget as a result of higher power, reagent and grinding media costs. Over the first six months of 2003, gold equivalent production was 192,639 ounces, a 5% improvement over the 182,713 ounces achieved during the first half of 2002.

     Total cash costs per ounce improved by 7.3% in the second quarter compared to the first quarter due primarily to increased mill throughput. During the second half of 2003, continued improvements in mill throughput are forecasted such that gold production and total cash costs estimates for the full year remain unchanged at 410,000 ounces and $230 per ounce, respectively.


RECONCILIATION OF THE FORT KNOX MINE                                THREE MONTHS             SIX MONTHS
TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD                           ENDED                   ENDED
TO CONSOLIDATED FINANCIAL STATEMENTS                                   JUNE 30                 JUNE 30
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)      2003        2002        2003         2002
-----------------------------------------------------------------------------------------------------------
Operating costs per financial statements                     $    24.5   $    24.1   $    48.3    $    52.1
Site restoration cost accruals                                    (0.5)       (0.2)       (0.6)        (0.5)
Change in bullion inventory                                        0.4        (1.2)        0.5         (5.0)
-----------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes           $    24.4   $    22.7   $    48.2    $    46.6
-----------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                            101,425      89,553     192,639      182,713
Total cash costs per equivalent ounce of gold                $     241   $     253   $     250    $     255

     Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

     Capital expenditures at the Fort Knox operations in the second quarter of 2003 were $2.0 million compared to $3.5 million in the same period last year. The majority of capital expenditures incurred during the second quarter of 2003 were incurred to drill pit dewatering wells.

     During the second quarter, drilling outside the western boundary of the Fort Knox ultimate pit shell returned very encouraging results. Follow-up drilling is in progress with the objective of establishing the viability of a revision to the ultimate pit boundary in this area.

2003 Second Quarter Report                                                     9

     ROUND MOUNTAIN (50% Ownership Interest) - USA

     Kinross acquired its ownership interest in the Round Mountain mine, located in Nye County, Nevada, USA upon completion of the combination with Echo Bay on January 31, 2003.The mine had a very good second quarter with Kinross' share of gold equivalent production totaling 116,336 ounces, a 28.5% improvement over plan. The Company's share of gold equivalent production during for the five months ending June 30, 2003, of 180,370 ounces was 15% higher than plan. Gold equivalent production was positively impacted by better than planned gold recoveries due to the installation of new carbon columns and the implementation of side slope leaching of the historic dedicated leach pad. The success of side slope leaching has the potential to significantly improve ultimate heap leach recoveries.

     Total cash costs per gold equivalent ounce were $167 per ounce during the second quarter and $176 per ounce for the five month period ending June 30, 2003, 18.5% and 12% below plan, respectively, largely as a result of the higher gold production.


RECONCILIATION OF THE ROUND MOUNTAIN MINE                         THREE MONTHS            SIX MONTHS
TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD                         ENDED                  ENDED
TO CONSOLIDATED FINANCIAL STATEMENTS                                 JUNE 30                JUNE 30
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)     2003       2002        2003       2002
-------------------------------------------------------------------------------------------------------
Operating costs per financial statements                    $    20.6   $      -   $    34.7    $     -
Site restoration cost accruals                                   (0.7)         -        (1.0)         -
Change in bullion inventory                                      (0.5)         -        (2.0)         -
-------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes          $    19.4   $      -   $    31.7    $     -
-------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                           116,336          -     180,370          -
Total cash costs per equivalent ounce of gold               $     167   $      -   $     176    $     -

     Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

     Kinross' share of capital expenditures at the Round Mountain mine in the second quarter of 2003 was $0.9 million.

     Metallurgical test work is currently in progress on mineralization from the nearby Gold Hill deposit and a new resources model is being generated. During the quarter, a Plan of Operations to develop a mine at Gold Hill was filed with Nevada Bureau of Land Management.

     Exploration drilling continued to focus on the high-grade underground vein targets along the margins of the caldera that hosts the Round Mountain open pit. One reverse circulation drill hole returned 70.6 grams per tonne gold over a width of 16.8 metres on the deep northwest vein.A diamond drill hole, drilled to confirm the high-grade results, cut numerous sections with visible gold and assays are pending. Considering the continued encouraging drill results, a preliminary feasibility study for the underground mining of the high-grade vein system has been initiated.

10                                                      KINROSS Gold Corporation

     PORCUPINE (49% Ownership Interest) - Canada

     On July 1, 2002, Kinross and a wholly owned subsidiary of Placer Dome Inc. ("Placer") formed the Porcupine Joint Venture through the combination of their respective gold mining operations and exploration properties in the Porcupine District, Timmins, Ontario. Ownership of the unincorporated joint venture is 49% Kinross and 51% Placer with Placer as the operator. The quarter and six-month 2002 comparative production figures related to results from the Hoyle Pond mine, 100% owned by Kinross during those periods, whereas, 2003 production figures reflect Kinross' 49% ownership share in the Porcupine Joint Venture.

     Kinross' share of gold equivalent production during the second quarter 2003 was 59,964 ounces at a total cash cost of $196 per ounce compared to the 38,067 ounces at a total cash cost of $191 per ounce achieved during the same period last year. Kinross' share of gold equivalent production for the first six months of 2003 was 107,544 ounces, a 17.5% increase over the 91,543 ounces produced during the first six months of 2002. As a result of the increased strength of the Canadian dollar, it is anticipated that the total cash costs per gold equivalent ounce for the year will increase to $220 from the previous guidance of $210. Guidance on gold production remains unchanged at 219,000 ounces.

     Production during the second quarter was 9% better than budget as a result of higher than plan gold grades (+6.3%), milled throughput (+2.6%) and recoveries (+1.1%). Mechanical difficulties at the Dome mill, which negatively impacted production during the first quarter 2003, were resolved and year-to-date gold production has essentially returned to plan.


RECONCILIATION OF THE PORCUPINE JOINT VENTURE                     THREE MONTHS            SIX MONTHS
TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD                         ENDED                  ENDED
TO CONSOLIDATED FINANCIAL STATEMENTS                                 JUNE 30                JUNE 30
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)     2003       2002        2003        2002
--------------------------------------------------------------------------------------------------------
Operating costs per financial statements                    $    13.6   $    7.8   $    27.3    $   16.9
Site restoration cost accruals                                   (0.4)      (0.3)       (0.7)       (0.6)
Change in bullion inventory                                         -       (0.1)       (1.2)       (1.1)
Operating costs not related to gold production                   (1.4)      (0.2)       (1.4)       (0.3)
--------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes          $    11.8   $    7.2   $    24.0    $   14.9
--------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                            59,964     38,067     107,544      91,543
Total cash costs per equivalent ounce of gold               $     196   $    191   $     223    $    163

     Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

     Kinross' share of capital expenditures at the Porcupine Joint Venture in the second quarter of 2003 was $1.9 million. The majority of capital expenditures for 2002 were required to further advance the 1060 ramp at the Hoyle Pond mine, underground development drilling at the Hoyle Pond mine and permitting and engineering activities on the Pamour mine.

     In the first half of 2003, the Porcupine Joint Venture completed over 44,000 metres of exploration diamond drilling. The most significant exploration efforts are currently in progress at the Hoyle Pond Mine, the Pamour area, the McIntyre area and the Paymaster 36 zone.

2003 Second Quarter Report                                                    11

     KUBAKA (98.1% Ownership Interest) - Russia

     During the second quarter 2003, Kinross' share of gold equivalent production from the Kubaka Mine was 47,576 ounces at a total cash cost of $188 per ounce lower in comparison to the 60,396 ounces produced at a total cash cost of $139 per ounce achieved during the same three month period in 2002. Comparable production was lower and associated total cash costs higher due to the completion of mining activities at the Kubaka pit at the end of 2002 and the commencement of processing of relatively lower grade stockpile. Six-month 2003 production figures were similarly impacted by the closure of the Kubaka open pit with Kinross' share of gold equivalent production totaling 77,626 ounces at a total cash cost of $187 per ounce down from the 117,041 ounces at a total cash cost of $140 per ounce achieved during the first half of 2002.

     Second quarter 2003 gold equivalent production was 2.4% higher than plan while total cash costs were $23 per ounce or 10.9% below plan as a result of higher than plan gold grades and recoveries slightly offset by lower than plan silver grades.


RECONCILIATION OF THE KUBAKA MINE                                  THREE MONTHS            SIX MONTHS
TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD                          ENDED                  ENDED
TO CONSOLIDATED FINANCIAL STATEMENTS                                  JUNE 30                JUNE 30
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)     2003        2002        2003        2002
---------------------------------------------------------------------------------------------------------
Operating costs per financial statements                     $    8.5    $    7.4    $   14.2   $    14.0
Site restoration cost accruals                                   (0.1)       (0.2)       (0.2)       (0.4)
Change in bullion inventory                                       0.2         0.5         0.2         1.4
Management fees                                                   0.3         0.7         0.3         1.4
---------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes           $    8.9    $    8.4    $   14.5   $    16.4
---------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                            47,576      60,396      77,626     117,041
Total cash costs per equivalent ounce of gold                $    188    $    139    $    187   $     140

     Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

     Kinross' share of second quarter 2003 capital expenditures at the Kubaka mine was $0.4 million.

     Underground development activities on the North High Wall, Centre Zone and North Vein, which are extensions of the main vein system at the mined out Kubaka mine, are progressing slowly due to lower than plan equipment availability, however, it is anticipated that development rates will return to plan during the third quarter.The Kubaka underground veins will provide high-grade mill feed to supplement the stockpile mill feed presently being processed.

     During the quarter, a 39-hole drill program was approved on the Birkachan deposit to provide further geological and technical information on the open-pittable resources. The Birkachan mine approval process has been initiated and authorization to commence open pit mining is expected to be received in the second half of 2003. At the Tsokol vein, preliminary underground mining plans are being developed to aid in technical and economics studies.

12                                                      KINROSS Gold Corporation

     BRASILIA (49% Ownership Interest) - Brazil

     Kinross acquired its ownership interest in the Brasilia open pit mine, located in the State of Minas Gerais, Brazil upon completion of the combination with TVX on January 31, 2003. During the three months and five months ending June 30, 2003, the Company's share of gold production was 25,707 ounces at a total cash cost of $181 per ounce and 42,665 ounces at a total cash cost of $175 per ounce, respectively. Higher than budgeted power consumption combined with increased fuel prices, lower than plan gold production and a minor negative impact of the stronger Brazilian currency resulted in total cash cost being 6% higher than plan.

     The Calha Mill Expansion project prefeasibility study, which was initiated to examine the potential of increasing mill throughput by up to 50%, was completed and is in the process of being examined by the joint venture partners.


RECONCILIATION OF THE BRASILIA MINE                               THREE MONTHS           SIX MONTHS
TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD                         ENDED                 ENDED
TO CONSOLIDATED FINANCIAL STATEMENTS                                 JUNE 30               JUNE 30
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)     2003       2002       2003       2002
------------------------------------------------------------------------------------------------------
Operating costs per financial statements                     $    4.7     $    -   $    8.4    $     -
Site restoration cost accruals                                   (0.1)         -       (0.2)         -
Change in bullion inventory                                       0.1          -       (0.7)         -
------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes           $    4.7     $    -   $    7.5    $     -
------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                            25,707          -     42,665          -
Total cash costs per equivalent ounce of gold                $    181     $    -   $    175    $     -

     Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

     Kinross' share of capital expenditures at the Brasilia mine in the second quarter of 2003 was $0.8 million.

LA COIPA (50% Ownership Interest) - Chile

     Kinross acquired its ownership interest in the La Coipa mine, located in Chile, upon completion of the combination with TVX on January 31, 2003. Kinross' share of gold equivalent production for the three months ending June 30, 2003 was 32,854 ounces at total cash costs of $291 per equivalent ounce. Production for the five-month period ending June 30, 2002 totaled 56,777 gold equivalent ounces at total cash costs of $271 per equivalent ounce.Total cash costs per ounce were relatively higher than historic levels due to Kinross' policy of expensing not capitalizing stripping cost. If stripping costs had been capitalized, second quarter and five-month total cash costs per gold equivalent ounce would have been $246 and $233, respectively.

2003 Second Quarter Report                                                    13

      Second quarter 2003 gold and silver production was above plan, 11.8% and 1.3% respectively, as the result of higher than plan gold grades and gold and silver recoveries offset by slightly lower milled silver grades. Over the five-month period ending June 30, gold and silver production has exceeded plan by 8.7% and 1.9% respectively. Higher grades and better recoveries are the result of changes to the mining plan as mining activities focused on the Brecha Norte pit while remediation work continued on the Coipa Norte pit. Measures have been successfully developed to control Coipa Norte stability issues and pit development is continuing.

     On a gold equivalent basis, second quarter and five-month 2003 production were 2.1% and 2.4% lower than budget, respectively, as a result of a higher than plan gold equivalent conversion ratio as the gold price remained above plan and the silver price remained relatively flat.


RECONCILIATION OF THE LA COIPA MINE                               THREE MONTHS           SIX MONTHS
TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD                         ENDED                 ENDED
TO CONSOLIDATED FINANCIAL STATEMENTS                                 JUNE 30               JUNE 30
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)     2003       2002       2003       2002
------------------------------------------------------------------------------------------------------
Operating costs per financial statements                     $    9.5     $    -   $   17.8    $     -
Site restoration cost accruals                                   (0.1)         -       (0.1)         -
Change in bullion inventory                                       0.1          -       (2.3)         -
------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes           $    9.5     $    -   $   15.4    $     -
------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                            32,854          -     56,777          -
Total cash costs per equivalent ounce of gold                $    291     $    -   $    271    $     -

     Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

     Kinross' share of capital expenditures at La Coipa during the second quarter 2003 was $0.4 million.

     CRIXAS (50% Ownership Interest) - Brazil

     Kinross acquired its ownership interest in the Crixas mine, located in the State of Goias, Brazil upon completion of the combination with TVX on January 31, 2003. The Company's share of gold production during the second quarter 2003 totaled 24,103 ounces at a total cash cost of $105 per ounce. For the five-months ending June 30, 2003, Kinross' share of production was 39,707 ounces of gold at a total cash cost of $104 per ounce. Despite the strengthening Brazilian currency, operating costs were $0.5 million below plan.

14                                                      KINROSS Gold Corporation

RECONCILIATION OF THE CRIXAS MINE                                 THREE MONTHS           SIX MONTHS
TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD                         ENDED                 ENDED
TO CONSOLIDATED FINANCIAL STATEMENTS                                 JUNE 30               JUNE 30
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)     2003       2002       2003       2002
------------------------------------------------------------------------------------------------------
Operating costs per financial statements                     $    2.6    $     -   $    5.2    $     -
Site restoration cost accruals                                      -          -       (0.1)         -
Change in bullion inventory                                      (0.1)         -       (0.9)         -
------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes           $    2.5    $     -   $    4.2    $     -
------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                            24,103          -     39,707          -
Total cash costs per equivalent ounce of gold                $    105    $     -   $    104    $     -

     Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

     Kinross' share of capital expenditures at the Crixas mine in the second quarter of 2003 was $0.9 million.

      Exploration drilling south of Mina III has intersected the upper Corpo V zone at 350m yielding 5.9m at 10.71 g/t.The intersection is approximately 140m down-plunge of the previous deepest intersection. Follow-up drilling will continue to confirm the strike and continuity of the zone.

     MUSSELWHITE (31.93% Ownership Interest) - Canada

     Kinross acquired its ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada upon completion of the combination with TVX on January 31, 2003. During the second quarter 2003, Kinross' share of gold production was 18,089 ounces at a total cash cost of $225 per ounce. The Company's share of gold production for the five months ending June 30, 2003 was 27,564 ounces at a total cash cost of $257 per ounce.

     Despite the strengthening Canadian dollar, second quarter results showed a significant improvement of $94 per ounce over first quarter results. Mine production surpassed budget as improvement in stope flexibility, equipment availability and production drilling positively impacted tonnes mined.


RECONCILIATION OF THE MUSSELWHITE MINE                             THREE MONTHS          SIX MONTHS
TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD                         ENDED                 ENDED
TO CONSOLIDATED FINANCIAL STATEMENTS                                 JUNE 30               JUNE 30
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)     2003       2002       2003       2002
------------------------------------------------------------------------------------------------------
Operating costs per financial statements                     $    4.1    $     -   $    7.0   $      -
Site restoration cost accruals                                      -          -          -          -
Change in bullion inventory                                      (0.1)         -        0.1          -
------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes           $    4.0    $     -   $    7.1   $      -
------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                            18,089          -     27,564          -
Total cash costs per equivalent ounce of gold                $    225    $     -   $    257   $      -

2003 Second Quarter Report                                                    15

     Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

     Kinross' share of capital expenditures at the Musselwhite mine in the second quarter of 2003 was $0.6 million.These capital expenditures will be primarily incurred on underground development and additions to the underground fleet.

     Diamond drilling of the PQ Deep zone was initiated during May from a barge on Opapimiskin Lake. The drill program will test the continuity of the zone up to 400 metres north of the existing drill intersections.

     NEW BRITANNIA (50% Ownership Interest) - Canada

     Kinross operates and owns a 50% interest in the New Britannia underground mine, located in northern Manitoba, acquired in the combination with TVX on January 31, 2003. During the second quarter 2003, Kinross' share of gold production was 9,365 ounces at a total cash cost of $317 per ounce.The Company's share of gold production for the five months ending June 30, 2003 was 16,825 ounces at a total cash cost of $297 per ounce.

     Lower than planned mill throughput and lower realized head grades resulted in the 27% decrease in anticipated production for the quarter and, combined with the stronger Canadian dollar, contributed to higher than budgeted realized total cash costs.The mine introduced a strict cost control program in mid-May.


RECONCILIATION OF THE NEW BRITANNIA MINE                          THREE MONTHS            SIX MONTHS
TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD                         ENDED                  ENDED
TO CONSOLIDATED FINANCIAL STATEMENTS                                 JUNE 30                JUNE 30
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)     2003       2002        2003       2002
-------------------------------------------------------------------------------------------------------
Operating costs per financial statements                     $    3.7    $     -   $    5.9     $     -
Site restoration cost accruals                                      -          -          -           -
Change in bullion inventory                                      (0.7)         -       (0.9)          -
-------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes           $    3.0    $     -   $    5.0     $     -
-------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                             9,365          -     16,825           -
Total cash costs per equivalent ounce of gold                $    317    $     -   $    297     $     -

     Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

     Kinross' share of capital expenditures at the New Britannia mine in the second quarter of 2003 was $0.5 million.

16                                                      KINROSS Gold Corporation

     LUPIN (100% Ownership Interest) - Canada

     Kinross acquired its ownership in the Lupin underground mine, located in the Nunavut Territory, Canada upon completion of the combination with Echo Bay on January 31, 2003. During the second quarter 2003, Kinross' share of gold production was 25,534 ounces at a total cash cost of $409 per ounce.The Company's share of gold production for the five months ending June 30, 2003 was 44,318 ounces at a total cash cost of $410 per ounce. Total cash costs at the operation are unacceptable and the Company is reviewing all options with respect to the future of the mine.

     The aggressive cost containment measures implemented at the mine in the second quarter were successful in reducing operating costs, unfortunately the strengthened Canadian dollar more than offset these savings on a US dollar basis.


RECONCILIATION OF THE LUPIN MINE                                  THREE MONTHS            SIX MONTHS
TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD                        ENDED                   ENDED
TO CONSOLIDATED FINANCIAL STATEMENTS                                JUNE 30                 JUNE 30
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)    2003       2002         2003       2002
-------------------------------------------------------------------------------------------------------
Operating costs per financial statements                    $   11.5     $    -     $   20.7    $     -
Site restoration cost accruals                                  (0.4)         -         (0.6)         -
Change in bullion inventory                                     (0.6)         -         (1.9)         -
-------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes          $   10.5     $    -     $   18.2    $     -
-------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                           25,534          -       44,318          -
Total cash costs per equivalent ounce of gold               $    409     $    -     $    410    $     -

     Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

     Kinross' share of capital expenditures at the Lupin mine in the second quarter of 2003 was $0.5 million.

2003 Second Quarter Report                                                    17

ADMINISTRATION

     Administration costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. Administration expenses totaled $6.0 million in the second quarter and $11.8 million in the first half of 2003, compared to $2.5 million in the second quarter and $4.8 million in the first half of 2002.Administrative expenses increased in 2003 due to the completion of the combination with TVX and Echo Bay. Administrative costs per ounce of equivalent production were $13 per ounce in the second quarter 2003 compared with $12 in 2002.

EXPLORATION AND BUSINESS DEVELOPMENT

     Total exploration and business development expenditures in the second quarter and first half of 2003 were $7.1 million and $13.3 million, respectively, compared to $2.0 million in the second quarter and $4.1 million in the first half of 2002. Exploration activities in the second quarter focused on Porcupine Joint Venture ($1.0 million), Fort Knox ($0.6 million), Musselwhite ($0.7 million), and Round Mountain ($0.6 million).

     At Kettle River, a crosscut from the exploration drift was developed through the Emanuel Creek orebody to provide future mining access. Approximately 300 metres north and along trend of the Emanuel Creek deposit, a new zone of the gold mineralization, the North Emanuel Creek zone, was intersected by five diamond drill holes over a strike length of approximately 200 metres. Results from the five holes were as follows: 60.4 metres grading 31.0 grams per tonne gold; 71.3 metres grading 2.4 grams per tonne gold; 7.4 metres grading 14.7 grams per tonne gold; 16.4 metres grading 10.7 grams per tonne gold; and 6.7 metres grading 9.1 grams per tonne gold. Further work is being planned to define the extent and geometry of the mineralized body.A map of the results can be viewed in the operations section of the Kinross website at www.kinross.com.

DEPRECIATION, DEPLETION AND AMORTIZATION

     Depreciation, depletion and amortization totaled $40.3 million in the second quarter and $68.5 million in the first half 2003 compared to $19.6 million in the second quarter and $41.4 million in the first half of 2002. Depreciation, depletion and amortization have decreased per equivalent ounce of gold sold to $91 in the second quarter and $89 in the first half of 2003, from $101 in the second quarter and $97 in the first half of 2002. The 2003 decrease per equivalent ounce of gold sold is due to the cost of the newly acquired assets of TVX and Echo Bay and the associated production from those assets.

18                                                      KINROSS Gold Corporation

INTEREST EXPENSE

     Interest expense totaled $1.4 million in the second quarter and $2.5 million in the first half of 2003, compared to $1.3 million in the second quarter and $2.8 million in the first half of 2002. Interest expense in the first half of 2003 was comprised of $1.4 million of interest on the debt component of the convertible debentures, $0.6 million of interest on the Alaskan Industrial Revenue Bonds and the Fort Knox capital leases, $0.1 million relating to the Company's proportionate share of interest on the Kubaka project loans, and $0.4 million on other items. Interest expense should remain low if interest rates continue at their current low levels and debt balances continue to decrease as scheduled repayments are made.

INCOME AND MINING TAXES

     Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Russia and Chile. However, the Company has operating losses and other tax deductions to shelter future taxable income in Canada and the United States. The second quarter 2003 liability arises from income taxes in Russia, Brazil, and Chile.The effective tax rate incurred during the first half of 2003 was 38% in Russia, 60% in Chile and 41% in Brazil. For details on the operating losses and other tax deductions available to shelter future taxable income please see Note 16 to the 2002 Audited Consolidated Financial Statements of Kinross.

LIQUIDITY AND FINANCIAL RESOURCES

     OPERATING ACTIVITIES

     Cash flow provided from operating activities in the second quarter of 2003 was $20.7 million compared to $11.1 million in 2002. Cash flow provided from operating activities increased in the second quarter of 2003 due to higher gold equivalent production as a result of the completion of the business combination with TVX and Echo Bay, higher realized gold prices, and was offset by a reduction in accounts payable and other liabilities of $23.8 million. During the second quarter a payment of $9.4 million was made to Newmont, the final payment of the $180 million acquisition price for the TVX NA ownership of TVX assets.The cash flow from operating activities was used to finance expenditures and to service existing debt.

     FINANCING ACTIVITIES

     During the second quarter of 2003, Kinross issued 40,000 common shares for net proceeds of $0.3 million pursuant to the employee share incentive plan. Kinross also issued 600,000 common shares for net proceeds of $1.2 million pursuant to the employee stock option plan.

     The debt component of convertible debentures was reduced by $1.4 million during the second quarter and by $2.8 million during the first half of 2003 compared to $1.2 million during the second quarter and $2.5 million during the first half of 2002. Long-term debt repayments were $8.2 million during the second quarter of 2003 compared to $1.7 million during 2002. Long-term debt repayments consisted of scheduled repayments under various capital leases, as well as a small repayment of the Kubaka project debt, and repayment of a $3.8 million loan for E-Crete.

2003 Second Quarter Report                                                    19

     Kinross did not declare nor pay any dividends to the holders of the convertible preferred shares of subsidiary company Kinam Gold Inc. in 2003 or 2002.

     Kinross has unrestricted cash and cash equivalents of $125.0 million and restricted cash of $5.2 million at June 30, 2003.This restricted cash is associated with cash deposits that were made by Echo Bay to secure letters of credit for various financial assurance requirements. On February 27, 2003, Kinross entered into a credit facility for $125.0 million with a maturity date of December 31, 2005.At the end of the second quarter, letters of credit had been issued to replace all of the old financial assurance. Some state agencies have not released the old financial assurance they were holding, causing restricted cash for longer than had been anticipated.The remaining restricted cash is expected to be released during the third quarter of 2003.

     As at June 30, 2003, Kinross' long-term debt was $31.4 million consisting of $25.0 million of Fort Knox industrial revenue bonds, $2.7 million relating to the Kubaka project financing, and various capital leases and other debt of $3.7 million.The current portion of the long-term debt is $19.7 million, which includes $15.0 million of repayments on the industrial revenue bonds which is not mandatory but planned.

     INVESTING ACTIVITIES

     Capital expenditures were $12.1 million in the second quarter and $24.9 million in the first half of 2003 compared to $6.1 in the second quarter and $9.2 million in the first half of 2002. Capital expenditures were spread fairly evenly across all of the operating mines. Capital expenditures were financed out of cash flow from operating activities.

     INVESTMENT IN TVX HELLAS

     Since January 2003, the Stratoni lead/zinc mine located in Greece, owned by TVX Hellas, a subsidiary of the Company, has been shut down. The Company has been working with the Greek government and potential investors to determine whether this mine can be reopened under a revised ownership structure in which the Company will hold a minority interest. If the Company could achieve this result, the Olympias and Skouries gold projects could also undergo similar changes in ownership. As a protective measure, the Company has commenced proceedings in Greece to place TVX Hellas, which holds all of the Greek properties of the Company, into bankruptcy.

20                                                      KINROSS Gold Corporation

     COMMODITY PRICE RISKS

     Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. Kinross does not hold these financial instruments for speculative or trading purposes. Kinross is not subject to margin requirements on any of its hedging lines.

     The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at June 30, 2003 are as follows:

                                                          CALL      AVERAGE
                              OUNCES      AVERAGE      OPTIONS       STRIKE
     YEAR                     HEDGED        PRICE         SOLD        PRICE
     ----------------------------------------------------------------------
     2003                     77,500      $   284       50,000       $  300
     2004                    137,500          277       50,000          340
     2005                     37,500          296            -            -
     ----------------------------------------------------------------------
     Total                   252,500      $   282      100,000       $  320
     ======================================================================

     The fair value of the call options sold is recorded in the financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts, as at June 30, 2003 was negative $14.6 million. Kinross will continue to deliver into these contracts as they mature and not replace them with new contracts.

OUTLOOK

     As at June 30, 2003, Kinross has $125.0 million of unrestricted cash and $5.2 million of restricted cash, which should become unrestricted during the third quarter. The second quarter was the first full quarter since the combination with TVX and Echo Bay, and results have improved with the highest quarterly production volumes to date, and improved total cash costs and cash flow from operating activities. Kinross will continue to focus on improving operational profitability and maximizing the benefit of our investment in quality projects.The forecast for the full year 2003 remains unchanged, with gold equivalent production of 1.7 million ounces at total cash costs of approximately $215 to $220 per ounce.


     /s/ Robert M. Buchan
     --------------------
     ROBERT M. BUCHAN
     PRESIDENT AND CHIEF EXECUTIVE OFFICER

     AUGUST 7, 2003

2003 Second Quarter Report                                                    21

CONSOLIDATED BALANCE SHEETS

KINROSS GOLD CORPORATION
(EXPRESSED IN MILLIONS OF U.S. DOLLARS)
(UNAUDITED)

                                                             As At        As at
                                                           June 30  December 31
                                                              2003         2002
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                               $    125.0   $    170.6
Restricted cash                                                5.2         21.1
Accounts receivable and other assets                          28.7         15.5
Inventories                                                  100.8         38.9
Marketable securities                                          1.9          0.1
--------------------------------------------------------------------------------
                                                             261.6        246.2
Property, plant and equipment                                823.7        330.0
Goodwill                                                     888.6        -
Long-term investments                                         30.2         11.8
Future income and mining taxes                                14.3        -
Deferred charges and other assets                             34.7         10.0
--------------------------------------------------------------------------------
                                                        $  2,053.1   $    598.0
================================================================================

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities                $     83.5   $     35.5
Current portion of long-term debt                             19.7         23.3
Current portion of site restoration cost accruals             16.2         15.0
--------------------------------------------------------------------------------
                                                             119.4         73.8

Long-term debt                                                11.7         12.9
Site restoration cost accruals                               104.6         42.0
Future income and mining taxes                                45.4          3.3
Deferred revenue                                               3.4          4.5
Other long-term liabilities                                    5.0          5.5
Debt component of convertible debentures                      23.1         21.7
Redeemable retractable preferred shares                        2.8          2.5
--------------------------------------------------------------------------------
                                                             315.4        166.2
--------------------------------------------------------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY            13.2         12.9
--------------------------------------------------------------------------------

COMMON SHAREHOLDERS' EQUITY
Common share capital                                       1,599.5      1,058.5
Contributed surplus                                           12.9         12.9
Equity component of convertible debentures                   136.7        132.3
Deficit                                                      (20.7)      (761.4)
Cumulative translation adjustments                            (3.9)       (23.4)
--------------------------------------------------------------------------------
                                                           1,724.5        418.9
--------------------------------------------------------------------------------
                                                        $  2,053.1   $    598.0
================================================================================

22                                                      KINROSS Gold Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS
KINROSS GOLD CORPORATION
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(EXPRESSED IN MILLIONS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS)        THREE MONTHS            SIX MONTHS
                                                                            ENDED                  ENDED
(UNAUDITED)                                                                JUNE 30                JUNE 30
                                                                       2003       2002        2003        2002
--------------------------------------------------------------------------------------------------------------
REVENUE
Mining revenue                                                    $   157.8   $   59.2   $   274.8   $   128.0
Interest and other income                                               1.8        6.5         2.8         7.7
Mark-to-market (loss) gain on call options                             (0.9)      (0.6)        1.2        (1.6)
--------------------------------------------------------------------------------------------------------------
                                                                      158.7       65.1       278.8       134.1
--------------------------------------------------------------------------------------------------------------

EXPENSES
Operating                                                             107.6       41.1       194.3        87.9
General and administrative                                              6.0        2.5        11.8         4.8
Exploration and business development                                    7.1        2.0        13.3         4.1
Depreciation, depletion and amortization                               40.3       19.6        68.5        41.4
Loss (gain) on sale of assets                                           0.5       (1.2)        0.4        (1.5)
Foreign exchange (gain) loss                                           (1.0)       2.2        (0.3)        3.0
Interest expense on long-term liabilities                               1.4        1.3         2.5         2.8
Writedown of marketable securities                                      0.1          -         0.1           -
--------------------------------------------------------------------------------------------------------------
                                                                      162.0       67.5       290.6       142.5
--------------------------------------------------------------------------------------------------------------
                                                                       (3.3)      (2.4)      (11.8)       (8.4)
Minority interest                                                      (0.1)         -        (0.1)          -
Share in (loss) income of investee companies                              -       (0.1)          -         0.2
--------------------------------------------------------------------------------------------------------------
LOSS BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE
  PREFERRED SHARES OF SUBSIDIARY COMPANY                               (3.4)      (2.5)      (11.9)       (8.2)

PROVISION FOR INCOME AND MINING TAXES                                  (1.6)      (1.6)       (4.1)       (3.0)
--------------------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD BEFORE DIVIDENDS ON CONVERTIBLE
PREFERRED SHARES OF SUBSIDIARY COMPANY                                 (5.0)      (4.1)      (16.0)      (11.2)

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
  OF SUBSIDIARY COMPANY                                                (0.2)      (0.2)       (0.4)       (1.0)
--------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                           $    (5.2)  $   (4.3)  $   (16.4)  $   (12.2)
--------------------------------------------------------------------------------------------------------------
ATTRIBUTABLE TO COMMON SHAREHOLDERS:

NET LOSS FOR THE PERIOD                                           $    (5.2)  $   (4.3)  $   (16.4)  $   (12.2)

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE
  DEBENTURES                                                           (2.2)      (2.1)       (4.3)       (4.2)
--------------------------------------------------------------------------------------------------------------
NET LOSS ATTRIBUTABLE TO COMMON SHARES                            $    (7.4)  $   (6.4)  $   (20.7)  $   (16.4)
==============================================================================================================
LOSS PER SHARE
Basic and diluted                                                 $   (0.02)  $  (0.05)  $   (0.07)  $   (0.14)

COMMON SHARES:
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING                                                         314.7      119.4       284.1       117.5
TOTAL OUTSTANDING AND ISSUED AT JUNE 30                                                      315.1       119.4


2003 Second Quarter Report                                                                                  23


CONSOLIDATED STATEMENTS OF CASH FLOWS
KINROSS GOLD CORPORATION
FOR THE THREE AND SIX MONTHS ENDED JUNE 30                     THREE MONTHS           SIX MONTHS
(EXPRESSED IN MILLIONS OF U.S. DOLLARS)                            ENDED                 ENDED
(UNAUDITED)                                                       JUNE 30               JUNE 30
                                                             2003        2002        2003      2002
---------------------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Loss for the period before dividends on convertible
  preferred shares of subsidiary company                 $   (5.0)   $   (4.1)   $  (16.0)  $ (11.2)
Items not affecting cash:
  Depreciation, depletion and amortization                   40.3        19.6        68.5      41.4
  Future income and mining taxes                             (2.2)          -        (2.1)        -
  Deferred revenue realized                                  (0.5)       (1.2)       (1.1)     (2.5)
  Site restoration cost accruals                              2.3         0.7         3.7       1.5
  Other                                                       3.5         0.4         5.0         -
---------------------------------------------------------------------------------------------------
                                                             38.4        15.4        58.0      29.2

Site restoration cash expenditures                           (2.9)       (1.5)       (5.0)     (2.6)
Changes in non-cash working capital items
  Accounts receivable and other assets                       11.0        (5.6)       17.2      (1.0)
  Inventories                                                (4.1)        2.1        (9.5)      3.6
  Marketable securities                                       0.6         1.0         0.6       2.5
  Accounts payable and accrued liabilities                  (23.8)       (1.9)      (25.4)     (2.7)
Effect of exchange rate changes on cash                       1.5         1.6         3.8       2.0
---------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                 20.7        11.1        39.7      31.0
---------------------------------------------------------------------------------------------------

FINANCING:
Issuance of common shares                                     1.5         0.3         3.3      19.3
Acquisition of preferred shares of subsidiary company           -        (0.3)          -     (11.4)
Reduction of debt component of convertible debentures        (1.4)       (1.2)       (2.8)     (2.5)
Repayment of debt                                            (8.2)       (1.7)       (9.2)    (12.2)
---------------------------------------------------------------------------------------------------
CASH FLOW USED IN FINANCING ACTIVITIES                       (8.1)       (2.9)       (8.7)     (6.8)
---------------------------------------------------------------------------------------------------

INVESTING:
Additions to property, plant and equipment                  (12.1)       (6.1)      (24.9)     (9.2)
Business acquisitions, net of cash acquired                     -           -       (81.4)        -
Long-term investments and other assets                       (3.5)        1.9        (7.7)      1.9
Proceeds from the sale of property, plant and equipment         -           -           -       0.1
Decrease (increase) in restricted cash                        5.6        (0.4)       37.4      (4.4)
---------------------------------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                      (10.0)       (4.6)      (76.6)    (11.6)
---------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS              2.6         3.6       (45.6)     12.6
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD              122.4        90.0       170.6      81.0
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                 $  125.0    $   93.6    $  125.0   $  93.6
===================================================================================================
Supplementary disclosure of cash flow information:
Cash paid for: Interest                                  $    4.1    $    3.4    $    4.4   $   4.0
               Income taxes                              $    2.5    $    0.9    $    3.7   $   1.3

24                                                                         KINROSS Gold Corporation


CONSOLIDATED STATEMENT OF
COMMON SHAREHOLDERS' EQUITY
KINROSS GOLD CORPORATION
FOR THE SIX MONTHS ENDED 2003
JUNE 30, (EXPRESSED IN MILLIONS OF U.S. DOLLARS)
(UNAUDITED)

                                                                                     CUMULATIVE
                                   COMMON   CONTRIBUTED  CONVERTIBLE                TRANSLATION
                                   SHARES       SURPLUS   DEBENTURES      DEFICIT   ADJUSTMENTS       TOTAL
-----------------------------------------------------------------------------------------------------------
BALANCE,
  DECEMBER 31, 2002              $1,058.5       $  12.9    $   132.3    $  (761.4)     $  (23.4)  $   418.9

Reduction of stated capital        (761.4)            -            -        761.4             -           -

Issuance of common shares         1,302.4             -            -            -             -     1,302.4

Increase in equity component
  of convertible debentures             -             -          4.4         (4.3)            -         0.1

Net loss for the period                 -             -            -        (16.4)            -       (16.4)

Cumulative translation
  adjustments                           -             -            -            -          19.5        19.5
-----------------------------------------------------------------------------------------------------------

BALANCE,
  JUNE 30, 2003                  $1,599.5       $  12.9    $   136.7    $   (20.7)     $   (3.9)  $ 1,724.5
===========================================================================================================


2003 Second Quarter Report                                                                               25

NOTES TO THE FINANCIAL STATEMENTS
KINROSS GOLD CORPORATION
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(ALL DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)

1.   BASIS OF PRESENTATION

     The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2002, except for those indicated below.

     The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation.These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual financial statements and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2002 and the unaudited quarterly report for the three months ended March 31, 2003.

2.   NEW PRONOUNCEMENTS

     In 2003, the Accounting Standards Board of CICA issued Accounting Guideline
No. 14 -Disclosure of Guarantees, which is effective for financial periods ending after December 15, 2002.The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement.

     There have been no additional guarantees granted during the quarter.

3.   FINANCIAL INSTRUMENTS

     The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors.The Company does not hold or issue derivative contracts for speculative or trading purposes.

     Realized and unrealized gains or losses on derivative contracts, that qualify for hedge accounting, are deferred and recorded in income when the underlying hedged transaction is recognized. Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

     Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In the first six months of 2003, the mark-to-market adjustments decreased the liability by $1.2 million.

26                                                      KINROSS Gold Corporation

4.   STOCK OPTIONS

     The Company's stock option plan is described in note 14 of the consolidated financial statements for the year ended December 31, 2002.The Company has elected not to use the fair value method of accounting for stock options. As a result it does not recognize compensation expense nor the fair value of the options issued to its employees. No stock-based awards are made available to non-employees.

     Had compensation expense for the stock-based compensation plans been determined based upon the fair value method of accounting for awards granted on or after January 1, 2002, the pro forma net loss attributed to common shares would have amounted to $21.1 million (2002 - $16.5 million) and pro forma EPS would have remained at a loss of $0.07 per share for the six month period ended June 30, 2003 (2002 - $0.14). The fair value of the options granted during the six month period ended June 30, 2003 is estimated to be $0.4 million (2002 - $0.1 million). The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the six months period ended June 30, 2003: dividend yield of 0%, expected volatility of 70%, risk-free interest rate of 2.7% and expected lives of 5 years.The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation if its proforma earnings per share for the period.

5.   SEGMENTED INFORMATION

     The Company operates six gold mines and has a significant interest in five joint ventures. In addition, the Company has an 89.2% interest in E-Crete, a producer of aerated concrete, and several other gold mining assets in various stages of reclamation, closure, care and maintenance and development and two corporate offices in Canada and the United States.As of December 31, 2001, the Company no longer consolidates the Zimbabwe operation as a result of the political situation in that country.As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, the reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.

2003 Second Quarter Report                                                    27

     AS AT JUNE 30, 2003 AND FOR THE SIX MONTHS ENDED JUNE 30, 2003:



                                            OWNERSHIP       MINING     OPERATING    INTEREST
                             LOCATION        INTEREST      REVENUE         COSTS     REVENUE
-------------------------------------------------------------------------------------------------
OPERATED BY KINROSS
Fort Knox                      Alaska            100%    $    68.0     $    48.3    $      -
Kubaka                         Russia           98.1%         27.7          14.2         0.1
Round Mountain                 Nevada             50%         63.3          35.0           -
Lupin                         Nunavut            100%         16.7          20.7           -
New Britannia                Manitoba             50%          6.3           5.9           -

JOINT VENTURE PARTICIPANT
La Coipa                        Chile             50%         22.2          17.8           -
Crixas                         Brazil             50%         14.3           5.2         0.5
Brasilia                       Brazil             49%         14.6           8.4         0.4
Musselwhite                   Ontario             32%          8.4           7.0           -
Porcupine Joint Venture       Ontario             49%         38.5          27.4           -

OTHER
E-Crete                       Arizona             89%            -           1.2           -
Corporate and other (B)                                       (5.2)          3.2         0.9

TOTAL                                                    $   274.8     $   194.3    $    1.9

AS AT JUNE 30, 2002 AND FOR THE SIX MONTHS ENDED JUNE 30, 2002:

OPERATED BY KINROSS
Fort Knox                      Alaska            100%    $    63.0     $    52.0    $      -
Kubaka                         Russia           54.7%         33.2          15.0         0.1
Hoyle Pond                    Ontario            100%         29.9          16.9           -

OTHER
E-Crete                       Arizona             86%            -           1.4           -
Corporate and other (B)                                        1.9           2.6         0.7

TOTAL                                                    $   128.0     $    87.9    $    0.8

28                                                      KINROSS Gold Corporation

(CONT'D)

                                        DEPRECIATION,
                                            DEPLETION       SEGMENT
                             INTEREST             AND        PROFIT       SEGMENT        CAPITAL
                              EXPENSE    AMORTIZATION         (LOSS)       ASSETS   EXPENDITURES
                             -------------------------------------------------------------------
OPERATED BY KINROSS                                                         (A)
Fort Knox                    $    0.6    $       19.8     $   (1.9)    $    256.4   $       11.2
Kubaka                            0.1             8.2          5.0           71.4            0.5
Round Mountain                      -            15.6         11.9          126.7            1.2
Lupin                               -             2.1         (6.7)          38.1            1.3
New Britannia                       -             2.3         (2.3)          19.9            0.7

JOINT VENTURE PARTICIPANT
La Coipa                            -             3.2          0.5           55.5            0.3
Crixas                              -             4.6          5.0           61.3            1.0
Brasilia                          0.1             2.5          3.0          133.5            1.2
Musselwhite                         -             3.4         (2.6)          76.3            0.8
Porcupine Joint Venture             -            10.2         (0.4)          87.2            3.3

OTHER
E-Crete                           0.2             0.3         (1.7)           8.2              -
Corporate and other (B)           1.5            (3.7)       (21.1)       1,118.6            3.4

TOTAL                        $    2.5   $        68.5     $  (11.3)    $  2,053.1   $       24.9

AS AT JUNE 30, 2002 AND FOR THE SIX MONTHS ENDED JUNE 30, 2002:

OPERATED BY KINROSS
Fort Knox                    $    0.9   $        23.3     $  (13.5)    $    300.1   $        4.4
Kubaka                            0.2             9.8          8.7           61.7            0.1
Hoyle Pond                          -             8.7          3.6           86.2            4.0

OTHER
E-Crete                           0.2             0.8         (2.2)           8.2            0.4
Corporate and other (B)           1.5            (1.2)        (6.5)          83.9            0.3

TOTAL                        $    2.8   $        41.4     $   (9.9)    $    540.1   $        9.2


(A)  includes $72.7 million (2002 - $78.3 million) in cash and cash equivalents held at the
     Corporate level.
(B)  includes Corporate and other non core mining operations.

2003 Second Quarter Report                                                    29



     FOR THE THREE MONTHS ENDED JUNE 30, 2003:

                                                                                             DEPRECIATION,
                                                                                                 DEPLETION    SEGMENT
                                        OWNERSHIP   MINING  OPERATING  INTEREST    INTEREST            AND     PROFIT        CAPITAL
                             LOCATION    INTEREST  REVENUE      COSTS   REVENUE     EXPENSE   AMORTIZATION      (LOSS)  EXPENDITURES
------------------------------------------------------------------------------------------------------------------------------------
OPERATED BY KINROSS
Fort Knox                      Alaska        100%  $  34.8    $  24.5  $      -    $    0.4  $         9.8    $  (0.7)   $       2.0
Kubaka                         Russia       98.1%     16.2        8.5       0.1         0.1            5.1        2.5            0.4
Round Mountain                 Nevada         50%     42.0       20.9         -           -            9.5       11.0            0.9
Lupin                         Nunavut        100%      9.2       11.5         -           -            1.2       (3.8)           0.5
New Britannia                Manitoba         50%      3.9        3.7         -           -            1.9       (1.8)           0.5

JOINT VENTURE PARTICIPANT
La Coipa                        Chile         50%     11.6        9.4         -           -            2.1       (0.8)           0.3
Crixas                         Brazil         50%      8.7        2.7       0.4           -            2.8        3.6            0.9
Brasilia                       Brazil         49%      8.8        4.7       0.3         0.1            1.5        2.1            0.8
Musselwhite                   Ontario         32%      5.5        4.2         -           -            2.4       (1.4)           0.6
Porcupine Joint Venture       Ontario         49%     20.3       13.6         -           -            5.8       (0.1)           1.9

OTHER
E-Crete                       Arizona         89%        -        0.7         -         0.1            0.2       (0.9)             -
Corporate and other (A)                               (3.2)       3.2       0.3         0.7           (2.0)     (12.4)           3.3
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                              $ 157.8    $ 107.6  $    1.1    $    1.4  $        40.3    $  (2.7)   $      12.1
====================================================================================================================================

     FOR THE THREE MONTHS ENDED JUNE 30, 2002:

OPERATED BY KINROSS
Fort Knox                      Alaska        100%  $  30.0    $  24.1  $      -    $    0.3  $        10.9    $  (5.6)   $       3.4
Kubaka                         Russia       54.7%     18.0        8.0       0.1         0.1            5.1        5.2              -
Hoyle Pond                    Ontario        100%     12.4        7.9         -           -            4.0        0.3            2.3

OTHER
E-Crete                       Arizona         86%        -        0.6         -         0.1            0.4       (1.0)           0.2
Corporate and other (A)                               (1.2)       0.5       0.3         0.8           (0.8)      (2.5)           0.2
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                              $  59.2    $  41.1  $    0.4    $    1.3  $        19.6    $  (3.6)   $       6.1
====================================================================================================================================

     (A)  includes Corporate and other non core mining operations.



     RECONCILIATION OF REPORTABLE OPERATING SEGMENT LOSS TO NET LOSS
     FOR THE PERIOD:

                                     THREE MONTHS        SIX MONTHS           ENTERPRISE WIDE DISCLOSURE:
                                     ENDED JUNE 30      ENDED JUNE 30            GEOGRAPHIC INFORMATION:
                                     2003     2002     2003      2002
--------------------------------------------------------------------
Segment loss                       $  9.7  $  (1.1)  $  9.8   $  (3.4)                              MINING REVENUE        MINING
Add (deduct) items not included in                                                                                      PROPERTIES,
segment (loss) profit:                                                                   THREE MONTHS    SIX MONTHS      PLANT AND
Corporate and other                 (12.4)    (2.5)   (21.1)   (6.5)                     ENDED JUNE 30  ENDED JUNE 30  AS AT JUNE 30
--------------------------------------------------------------------                      2003   2002    2003   2002    2003   2002
                                     (2.7)    (3.6)   (11.3)   (9.9)     ----------------------------------------------------------
(Loss) gain on sale of assets        (0.5)     1.2     (0.4)    1.5      United States  $ 76.8  $28.2  $131.3 $ 61.5  $349.3 $249.2
Minority interest                    (0.1)       -     (0.1)      -      Russia           16.2   18.0    27.7   33.2    17.5   20.9
Writedown of marketable securities   (0.1)       -     (0.1)      -      Chile            11.6    0.9    22.2    3.1    46.7      -
Share in income (loss) of investee                                       Brazil           17.5      -    28.9      -   167.1      -
 companies                              -     (0.1)       -      0.2     Other               -      -       -      -     5.2    5.2
Provision for income taxes           (1.6)    (1.6)    (4.1)    (3.0)    ----------------------------------------------------------
Dividends on convertible preferred                                       Total foreign   122.1   47.1   210.1   97.8   585.8  275.3
  shares of subsidiary company       (0.2)    (0.2)    (0.4)    (1.0)    Canada           35.7   12.1    64.7   30.2   237.9   89.4
--------------------------------------------------------------------     ----------------------------------------------------------
Net loss for the period            $ (5.2) $  (4.3)  $(16.4)$  (12.2)    Total          $157.8  $59.2  $274.8 $128.0  $823.7 $364.7
====================================================================     ===========================================================

30                                          KINROSS Gold Corporation     2003 Second Quarter Report                               31

6.   (LOSS) EARNINGS PER SHARE

     (Loss) earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that employee stock options were exercised at the beginning of the period, or time of issue, if later. Employee stock options with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average price of the common shares during the six-month period was $6.69 (2002 - $4.56).

                                                                2003      2002
------------------------------------------------------------------------------
Weighted average number of common shares outstanding
  at June 30th                                               284,092   117,475

Add: Options, warrants and participating securities as if
       issued, exercised and outstanding at January 1st
     Options                                                   2,816     2,237
     Restricted shares                                             -         1
     Convertible debentures (A)                                4,884     4,884
     Redeemable retractable preferred shares (B)               1,058     1,058
     Convertible preferred shares of subsidiary company (C)      360       360
     Kinross warrants                                          8,333         -
     TVX warrants                                                 17         -
     Echo Bay warrants                                         6,777         -
------------------------------------------------------------------------------
Weighted average number of common shares used for
  diluted earnings per share.                                308,337   126,015
==============================================================================

(A) Convertible debentures - $144.3 million (Cdn. $195.6 million) principal issued and outstanding.
(B) Redeemable retractable preferred shares - 384,613 shares issued and outstanding.
(C) Convertible preferred shares of subsidiary company - 222,583 shares issued and outstanding to non-affiliated shareholders as at June 30, 2003.

7.   BUSINESS ACQUISITIONS

     (A) On January 28, 2003, the shareholders of the Company approved the consolidation of the issued and outstanding common shares of the Company on the basis of one consolidated common share for each three old common shares. At the same meeting, the shareholders of the Company approved the elimination of the Company's deficit balance at December 31, 2002 of $761.4 million through a reduction of the Company's stated share capital account.

     On January 28, 2003, the Company approved the issuance of that number of common shares of the Company necessary to effect a combination with Echo Bay Mines Ltd. ("Echo Bay") and TVX Gold Inc. ("TVX").The combination was carried out as a plan of arrangement whereby each holder of TVX common shares received
2.1667 common shares of the Company.Also pursuant to the arrangement, shareholders of Echo Bay received 0.1733 common shares of the Company for each Echo Bay common share.The exchange ratio reflects the three for one consolidation of the Company's common shares described above.The Company issued
177.8 million common shares to the shareholders of Echo Bay (other than itself) and TVX with an aggregate fair value of $1,269.8 million with respect to these acquisitions.

32                                                      KINROSS Gold Corporation

     In a separate transaction, TVX acquired Newmont Mining Corporation's 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont JV") for an aggregate purchase of $180.0 million.The purchase price was satisfied using TVX's available cash of $85.5 million and cash advanced by the Company to TVX of $94.5 million.

     Upon completion of the arrangement and TVX's purchase of Newmont's interest in the TVX Newmont JV, the Company owns all of the outstanding TVX common shares and Echo Bay common shares and owns, indirectly, all of the TVX Newmont JV.TVX holds interests in various operating mines around the world, including, those held through its 50% controlling interest in the TVX Newmont JV.The underlying operating mines in the TVX Newmont JV are located in Canada, Brazil, and Chile. The production from the TVX Newmont JV in 2002 was 473,602 ounces of gold equivalent.

     Echo Bay holds interests in various operating mines in Canada and the United States. Echo Bay's share of production from these mines in 2002 was 522,208 ounces of gold equivalent.

     The acquisitions are being accounted for using the purchase method of accounting in accordance with both sections 1581 "Business Combinations", of the CICA Handbook for the purposes of CDN GAAP and Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations", for the purposes of United States generally accepted accounting principles ("U.S. GAAP"). Pursuant to the purchase method of accounting under both CDN and U.S. GAAP, the TVX and Echo Bay identifiable assets acquired and liabilities assumed will be recorded at their fair values as of the effective date of the acquisition.The excess of the purchase price over such fair value will be recorded as goodwill. In accordance with CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", for purposes of CDN GAAP, and SFAS 142, "Goodwill and Other Intangible Assets", for purposes of U.S. GAAP, goodwill will be assigned to specific reporting units and will not be amortized.

     The goodwill resulting from the preliminary purchase price allocation is $888.6 million. The purchase price allocation is preliminary as the Company is currently in the process of estimating the fair values of the acquired property, plant and equipment based on the quantity of proven and probable reserves and undeveloped mineral interests at each site and the estimated future production costs and capital expenditures required to produce the reserve material and the replacement cost of land, buildings and equipment; the estimation of the fair values of other long-term liabilities for reclamation and remediation liabilities; and estimating the fair value of mining royalty properties and other based on the expected returns on those royalties. The determination of these fair values is expected to be completed in the fourth quarter of 2003. Goodwill is subject to a determination of fair values and will be revised for possible impairment at least annually or more frequently upon the occurrence of certain events or when circumstances indicate the reporting unit's carrying value, including goodwill that was allocated to it, is greater than its fair value. Kinross has not determined if a goodwill impairment exists and expects to make that determination annually, or more frequently as circumstances dictate, in accordance with CDN and U.S. GAAP.

2003 Second Quarter Report                                                    33

     The fair values of the assets and liabilities of Echo Bay and TVX and the preliminary allocation of the purchase consideration are as follows:


                                                                               IN MILLIONS EXCEPT
                                                                                  SHARE PRICE AND
                                                                                 NUMBER OF SHARES
                                                                        ECHO BAY              TVX
-------------------------------------------------------------------------------------------------
Calculation of preliminary allocation of purchase price:

Common shares of the Company issued to the Echo Bay and
  TVX shareholders                                                    93,820,424       93,930,887

The average closing market price of the Company's shares over
  the four trading days from June 6 through June 11, 2002           $       7.14     $       7.14
-------------------------------------------------------------------------------------------------

Fair value of the Company's common stock issued                            669.9            670.7

Plus - fair value of warrants and options to be assumed by
  the Company (100% vested)                                                 22.5              6.8
Plus - direct acquisition costs incurred by the Company                      6.1              6.1
Less - the Company's previous 10.6% ownership interest in Echo Bay         (63.8)               -
-------------------------------------------------------------------------------------------------

Total purchase price                                                       634.7            683.6

Plus - fair value of liabilities assumed by the Company
  Accounts payable and accrued liabilities                                  21.8             38.1
  Current portion of site restoration cost accruals                          2.5              1.1
  Long-term debt (including current portion)                                   -              2.1
  Site restoration cost accruals                                            42.4             12.9
  Future income tax liabilities                                              1.0             42.0
  Other long-term liabilities                                                  -              8.1
  Liability with respect to TVX Newmont JV assets acquired                     -             94.5

Less - fair value of assets acquired by the Company
  Cash                                                                     (16.4)           (27.8)
  Short-term investments                                                    (1.9)            (0.5)
  Accounts receivable and other assets                                      (2.8)           (20.4)
  Inventories                                                              (19.9)           (20.7)
  Prepaid expense and other                                                 (2.7)            (2.5)
  Properties, plant and equipment                                         (169.6)          (337.8)
  Restricted cash                                                          (10.1)           (11.3)
  Future income tax assets                                                     -            (13.8)
  Other non-current assets                                                 (24.9)           (13.1)
-------------------------------------------------------------------------------------------------
Residual purchase price allocated to non-amortizable goodwill       $      454.1     $      434.5
=================================================================================================

34                                                      KINROSS Gold Corporation

     (B) On December 3, 2002, the Company entered into purchase agreements with four of the five Russian shareholders (holding, in aggregate 44.17% of the share of Omolon Gold Mining Corporation ("Omolon"). The four shareholders agreed to tender their shares in Omolon and Omolon agreed to pay $44.7 million including legal fees for said shares. As at March 31, 2003, the Company owns 98.1% of Omolon.

     The fair value of the assets and liabilities of the recently acquired 45.3% interest in Omolon and the allocation of the purchase consideration are as follows:

                                                            IN MILLIONS EXCEPT
                                                               SHARE PRICE AND
                                                              NUMBER OF SHARES
------------------------------------------------------------------------------
Fair value of assets acquired by the Company:
  Cash                                                           $        26.1
  Accounts receivable                                                      2.9
  Inventories                                                             12.3
  Property, plant and equipment                                           13.8
  Other non-current assets                                                 1.9

Less - fair value of liabilities assumed by the Company
  Accounts payable and accrued liabilities                                (5.7)
  Current portion of site restoration cost accruals                       (0.2)
  Long-term debt (including current portion)                              (2.2)
  Site restoration obligations                                            (3.2)
  Non-controlling interest                                                (1.0)
------------------------------------------------------------------------------

Total cash consideration                                         $        44.7
==============================================================================

Financed by:
  Cash (including cash acquired - $26.1 million)                 $        44.7
------------------------------------------------------------------------------

     The combination of the Company, Echo Bay and TVX occurred on January 31, 2003. If the combination had been effective as of January 1, 2003, the pro forma revenues of the Company for the six month period ending June 30, 2003, would have been increased by $28.9 million to $307.7 million and the net loss would have been reduced by $3.4 million to $13.0 million for this period.These pro forma results were adjusted to exclude the transaction costs incurred by Echo Bay and TVX, and depreciation, depletion and amortization were calculated based on the allocation determined in the preliminary purchase equation pertaining to the combination. The pro forma financial information does not purport to represent the Company's results of operations had the combination occurred at the beginning of 2003 or to project the Company's results of operation for any future periods.

2003 Second Quarter Report                                                    35

8.   LEGAL PROCEEDINGS

     The following changes have occurred during the quarter to legal proceedings and contingencies described in the consolidated financial statements for the year ended December 31, 2002, and the first quarter ended March 31, 2003.

     LITIGATION IN BRAZIL

     On June 20, 2003, TVX Newmont Americas, a subsidiary of Kinross, and Rio Tinto Brasil entered into an amended operation and management agreement in complete resolution of a prior dispute between TVX Newmont Americas and Rio Tinto Brasil.All litigation in connection with the settlement has been terminated.

     LITIGATION IN GREECE

     Since January 2003, the Stratoni lead/zinc mine located in Greece, owned by TVX Hellas, a subsidiary of the Company, has been shut down. The Company has been working with the Greek government and potential investors to determine whether this mine can be reopened under a revised ownership structure in which the Company will hold a minority interest. If the Company could achieve this result, the Olympias and Skouries gold projects could also undergo similar changes in ownership. As a protective measure, the Company has commenced proceedings in Greece to place TVX Hellas, which holds all of the Greek properties of the Company, into bankruptcy.

     RUSSIA

     The Company recently received notice that local taxation authorities in Russia are seeking a reassessment of the tax paid on the Company's Russian operations in the approximate amount of $8.0 million, which includes penalties and interest.The notice challenges certain deductions taken by the Company and tax concessions relating to tax returns filed by the Company in prior years. The Company believes its interpretation of the tax regulations is correct and intends to oppose the reassessment.

36                                                      KINROSS Gold Corporation

CORPORATE INFORMATION
DIRECTORS AND OFFICERS

DIRECTORS                     OFFICERS                       CORPORATE DATA                INVESTOR RELATIONS
                                                                                             CONTACT:
JOHN A. BROUGH A C N          JOHN E. OLIVER                 CORPORATE OFFICE              E-MAIL:
PRESIDENT                     INDEPENDENT CHAIRMAN           52nd Floor, Scotia Plaza      INFO@KINROSS.COM
Torwest Inc.                                                 40 King Street West
                              ROBERT M. BUCHAN               Toronto, Ontario              WEBSITE:
ROBERT M. BUCHAN              PRESIDENT AND CHIEF            Canada M5H 3Y2                WWW.KINROSS.COM
PRESIDENT AND CHIEF             EXECUTIVE OFFICER
  EXECUTIVE OFFICER                                          Tel: (416) 365-5123           TOLL FREE: (866)
Kinross Gold Corporation      JOHN W. IVANY                  Fax: (416) 363-6622           561-3636
                              EXECUTIVEVICE PRESIDENT        Toll free: (866) 561-3636
SCOTT A. CALDWELL                                                                          Carl B. Hansen
EXECUTIVE VICE PRESIDENT AND  SCOTT A. CALDWELL              U.S. OFFICE                   DIRECTOR, INVESTOR RELATIONS
  CHIEF OPERATING OFFICER     EXECUTIVE VICE PRESIDENT       681 Sierra Rose Drive         Tel: (416) 365-5673
Kinross Gold Corporation        AND CHIEF OPERATING          Suite B
                                OFFICER                      Reno, Nevada                  Tracey M.Thom
ARTHUR H. DITTO                                              USA 89509                     MANAGER, INVESTOR RELATIONS
RETIRED MINING EXECUTIVE      BRIAN W. PENNY                                               Tel: (416) 365-1362
                              VICE PRESIDENT, FINANCE        Tel: (775) 829-1000
JOHN M.H.HUXLEY A C N           AND CHIEF FINANCIAL          Fax: (775) 829-1666
PRINCIPAL                       OFFICER                                                    STOCK EXCHANGES
Algonquin Power                                              TRANSFER AGENT                   K - TSX KGC - NYSE
  Corporation                 JERRY W. DANNI                   AND REGISTRAR
                              VICE                           COMPUTERSHARE
JOHN A. KEYES E                 PRESIDENT,HEALTH,SAFETY        TRUST COMPANY
RETIRED MINING EXECUTIVE        AND ENVIRONMENTAL AFFAIRS      OF CANADA
                                                             Toronto, Ontario
GEORGE F. MICHALS A G         KEVIN C. DROVER                Canada
PRESIDENT                     VICE PRESIDENT, OPERATIONS
Baymont Capital                                              Tel: (416) 981-9633
  Resources Inc.              ALAN C. EDWARDS                Toll free: 1 800 663-9097
                              VICE PRESIDENT,TECHNICAL
CAMERON A.                      SERVICES AND PROJECT         COMPUTERSHARE
  MINGAY E G                    DEVELOPMENT                    TRUST COMPANY
PARTNER                                                        INC.
Cassels, Brock &              CHRISTOPHER T. HILL            Denver, Colorado USA
  Blackwell LLP               VICE PRESIDENT,TREASURER
                                                             Tel: (303) 262-0600
JOHN E. OLIVER C G N          GORDON A.
EXECUTIVE MANAGING              MCCREARY
  DIRECTOR AND CO-HEAD        VICE PRESIDENT,
Scotia Capital U.S.             CORPORATE AFFAIRS
  Bank of Nova Scotia
                              ALLAN D. SCHOENING
                              VICE PRESIDENT, HUMAN
---------------------------     RESOURCES AND COMMUNITY
A  Audit Committee              RELATIONS
C  Compensation Committee
E  Environmental and          RONALD W. STEWART
   Health and Safety          VICE PRESIDENT, EXPLORATION
   Committee
G  Corporate Governance       SHELLEY M. RILEY
   Committee                  CORPORATE SECRETARY
N  Nominating Committee

2003 Second Quarter Report

        KINROSS
          Gold Corporation
        ------------------


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